Exhibit 99.1

B.O.S Announces Management Changes

RISHON LEZION, Israel, December 26, 2019 -- B.O.S Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a global provider of Intelligent Robotics and Supply Chain solutions for enterprises, announced today that Mr. Yuval Viner, co-CEO of the Company has decided to step down from his position and pursue other professional interests. Eyal Cohen will remain with the Company in the role of the Chief Executive Officer. Hagit Vizner, who has been serving as BOS’ controller for eight years, is promoted to replace Eyal Cohen as the Company’s Chief Financial Officer. Prior to joining the Company in 2011, Ms. Vizner held the positions of controller at Office Depot Ltd. (2009-2011) and assistant controller at Tara Ltd. (2007-2009). Between the years 2002 and 2006, Ms. Vizner served as an auditor with Deloitte Brightman Almagor Zohar & Co. Ms. Vizner holds a B.A. in Accounting and Business Administration from the College of Management in Rishon Lezion and is a certified public accountant in Israel.

Ziv Dekel, Chairman of the Board of Directors, commented, “We would like to thank Yuval Viner for his many years of leadership and service to BOS. His expertise and contributions have been instrumental to the Company’s development and success. We wish him well in his future pursuits.”

Eyal Cohen, CEO of BOS, stated, “I have enjoyed working with Yuval as co-CEO during the past few years, which have been both productive and transformative for BOS. I wish him the best as he moves on to pursue new challenges. Additionally, I look forward to continuing to work with Hagit in her new role as CFO. Hagit has been serving as BOS’ controller in the recent years and is very familiar with the Company’s finance system and reporting. I am confident that her financial knowledge and experience will be a valuable asset to the management team.”

Yuval Viner stated, “After 11 years at the helm of BOS, the time is ripe for me to take on new challenges. I feel privileged to have had the opportunity to take a leading role in the development of BOS and I am leaving the Company well positioned for a successful business future. I would also like to thank my team members, who are truly “soul players”, for their outstanding partnership over the years.”

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, failure to successfully integrate and achieve the potential benefits of the acquisition of the business operations of Imdecol Ltd., inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

About BOS

B.O.S is a global provider of intelligent systems and services for production and logistics. BOS’ Robotics and RFID Division offers intelligent robotics and RFID systems for industrial and logistics processes as well as for retail store management. BOS’ Supply Chain Division provides electronic components, mainly for the aerospace, defense and other industries worldwide. Its services include the consolidation of components from a vast number of suppliers, long term scheduling and kitting. For more information, please visit: www.boscorporate.com or contact:

For more information:

Investor Relations Contact: John Nesbett/Jennifer Belodeau IMS Investor Relations (203) 972-9200 jnesbett@institutionalms.com	Company Contact: Eyal Cohen, CEO B.O.S Better Online Solutions Ltd. +972-542525925 eyalc@boscom.com